United States securities and exchange commission logo





                             November 29, 2023

       Stephen Christoffersen
       Chief Executive Officer
       Western Acquisition Ventures Corp.
       42 Broadway, 12th Floor
       New York, NY 10004

                                                        Re: Western Acquisition
Ventures Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed November 2,
2023
                                                            File No. 333-269724

       Dear Stephen Christoffersen:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 14, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Basis of Pro Forma Presentation, page 42

   1. We note the table on your cover page sets forth, in gross, the pre-Effective Time equity and debt securities and
warrants, options, and restricted stock units of Cycurion to be cancelled and the
equity securities and warrants, options, and restricted stock units of
                                                        Western to be issued at
the Effective Time to such persons or entities (collectively, the
                                                           Cycurion Legacy
Stakeholders   ). Please reconcile the Cycurion [Pre-Merger] amounts
                                                        in the table to your
consolidated financial statements and the Cycurion [Post-Merger]
                                                        amounts in your table
to your pro forma financial information.
 Stephen Christoffersen
FirstName LastNameStephen
Western Acquisition  VenturesChristoffersen
                             Corp.
Comapany 29,
November  NameWestern
              2023       Acquisition Ventures Corp.
November
Page 2    29, 2023 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 50

2. We note that adjustment (C) reflects the reclassification of Trust funds ($3.3 million)
         related to a Forward Purchase Agreement on 300,000 shares of WAV common stock to restricted cash and permanent equity. Please provide us with an analysis and explain how you determined that the Forward Purchase Agreement should be classified within permanent equity in your unaudited pro forma condensed combined balance sheet.
3. We note from your subsequent event disclosures on page F-88 that you issued preferred shares and warrants on August 1, 2023. Please explain how these issuances are presented in your pro forma financial information. In addition, explain how the promissory notes issued subsequent to June 30, 2023 are presented in your pro forma financial information.
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 51

4. We note that adjustment (AA) reflects amortization of debt discount on debt issued as part of the bridge financing. Please explain why no amounts are presented in connection with this adjustment in your Unaudited Pro Forma Condensed Combined Statements of
         Operations.
5. We note that adjustment (D) reflects the settlement of approximately $2,500,000 of
         WAV   s (or Cycurion   s) transaction costs as offering cost through
the issuance of 250,000
         shares of common stock. Please explain how these transaction costs are presented in your Unaudited Pro Forma Condensed Combined Statements of Operations. Risk Factors, page 62

6. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Cautionary Note Regarding Forward-Looking Statements, page 67

7. We are unable to locate disclosure responsive to prior comment 8 and reissue the comment. Please revise to include language acknowledging the legal uncertainty of the availability of the safe harbor in the context of a SPAC business combination.
 Stephen Christoffersen
FirstName LastNameStephen
Western Acquisition  VenturesChristoffersen
                             Corp.
Comapany 29,
November  NameWestern
              2023       Acquisition Ventures Corp.
November
Page 3    29, 2023 Page 3
FirstName LastName
Special Meeting of Western Stockholders
Abstentions and Broker Non-Votes, page 69

8. We were unable to locate disclosure responsive to prior comment 9 and reissue the comment. Please revise your disclosure to address the impact of a
Withhold    vote for the
         Directors Proposal, as    Against    votes do not apply in the context
of a plurality voting
         standard.
Redemption Rights, page 71

9. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.
Proposal 1 - The Business Combination Proposal
Related Agreements, page 77

10. Please revise to include a description of the material terms of the forward purchase agreement. Also, highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the
         business combination. Disclosure if the SPAC   s sponsors, directors,
officers or their
         affiliates will participate in the private placement.
11. We note your disclosure regarding the Leak-Out Agreements, but we were unable to locate expanded disclosure detailing the exceptions to the Lock-Up Agreements.
         Accordingly, we reissue prior comment 11.
Management
Director Independence, page 111

12. Please clarify why you list Messrs. Hayes, Nicholson, Dennis and Carson as independent directors when they do not appear to be members of your board of directors. Please advise or revise.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Cycurion
Our Business, page 121

13. We note your response to prior comment 13. With a view towards expanded disclosure, please revise your disclosure on pages 121 and 131 to reflect the information provided in your response.
 Stephen Christoffersen
FirstName LastNameStephen
Western Acquisition  VenturesChristoffersen
                             Corp.
Comapany 29,
November  NameWestern
              2023       Acquisition Ventures Corp.
November
Page 4    29, 2023 Page 4
FirstName LastName
Acquisition of Technology, page 126

14. We note your response to prior comment 14. Please revise your disclosure to clarify that your proprietary AI software is in its "testing and evaluation phase" and disclose any current and future development plans for your AI processing software. Summary Compensation Table, page 128

15. We are unable to locate disclosure responsive to prior comment 18 and reissue the comment. Please describe the material terms of each named executive officer's employment agreement or arrangement, whether written or unwritten. Management's Discussion and Analysis of Financial Condition and Results of Operations of
Cycurion
Our Business, page 131

16. We note your response to prior comment 19. Please tell us whether various metrics or key performance indicators are used by management to manage the business. We refer you to
         Item 303(a) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.
Liquidity and Capital Resources, page 136

17. We note your response to prior comment 21. Please provide us with and tell us how you considered disclosure of an aging analysis of accounts receivable as of each balance sheet date to highlight any trends and uncertainties with respect to liquidity and cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350. Critical accounting policies and significant judgments and estimates, page 138

18. We note your response to prior 22. Please revise your disclosures to include a critical accounting policy to discuss the estimates and assumptions associated with goodwill. Tell us how you considered the qualitative factors outlines in ASC 350-20-35-3C when performing your goodwill impairment analysis and clarify whether you performed a qualitative or quantitative assessment, or both. Also, tell us whether any of your reporting units are at risk of failing a quantitative analysis and if true, revise your critical accounting policies to disclose:

                The percentage by which fair value exceeded carrying value as of the date of the most recent test;
                the amount of goodwill allocated to the reporting unit;
                A discussion of the degree of uncertainty, which includes specifics to the extent possible, associated with key assumptions used your analysis; and
                A description of potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions.

         If you have determined that estimated fair values substantially exceed the carrying values
 Stephen Christoffersen
Western Acquisition Ventures Corp.
November 29, 2023
Page 5
         of your reporting units, please disclose such determination. We refer to Item 303(a)(3)(ii)
         of Regulation S-K and Section V of SEC Release 33-8350.
Cycurion, Inc.
Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-48

19. We note that your Advisory Consulting practice is selling the time of highly trained engineers to Governmental entities, and the performance obligations in the agreements are generally combined into one performance obligation, as they are considered a series of distinct services, and are satisfied over time because the client simultaneously receives and consumes the benefits provided as the Company performs the services. Tell us whether there are instances where the performance obligations in the contract are not the selling of time. Please clarify the performance obligations in these contracts and provide us with your analysis regarding how you determined that the services in these contracts should be combined. We refer you to ASC 606-10-25-19 through 22.
20. You disclose that management has determined that its managed security service practice is a bundle of cybersecurity software tools, and expert 24x7x365 monitoring and breach resolution service that is accounted for as a single performance obligation that is delivered over time which is typically a month; the components of the bundle have individual commercial value; however, management believes assigning stand-alone value to each component is impractical because each component would not be able to be fully implemented or utilized if not packaged with the other components; therefore, management believes the MSSP can only be sold as a bundle package over time. Please provide us with your analysis regarding how you determined that the
         components and services in these contracts should be combined. Clarify your disclosures that indicate the performance obligation is delivered over time, which is typically a month.
21. We note that your managed service provider line of business offers IT infrastructure support such as desktop support, and in-house or cloud-based network infrastructure troubleshooting. Please provide us with an analysis of how you determined that these services should be accounted for as a single performance obligation. Explain the disclosures in your prior filing that indicate the managed service provider line of business includes network services that are project-based. Clarify your disclosures that indicate the performance obligation that is delivered over time, which is typically a month.
FirstName LastNameStephen Christoffersen
22. Please clarify your disclosures that indicate your software as a service is a suite of
Comapany    NameWestern
       cybersecurity  tools Acquisition
                            are deliveredVentures
                                          remotelyCorp.
                                                     or on customer premises.
Clarify your
       disclosures that
November 29, 2023 Page 5indicate that the service is delivered on a monthly basis.
FirstName LastName
 Stephen Christoffersen
FirstName LastNameStephen
Western Acquisition  VenturesChristoffersen
                             Corp.
Comapany 29,
November  NameWestern
              2023       Acquisition Ventures Corp.
November
Page 6    29, 2023 Page 6
FirstName LastName
23. We note your response to prior comment 28. Please clarify your disclosures on page 137 that indicate your performance obligation is to provide a development service that enhances an asset that the customer controls and you receive payment upon reaching milestones.
24. We note your response to prior comment 29. Please clarify your disclosures on page
         137 that state "We are not able to reasonably measure the outcome of our performance obligations that are satisfied over time because we are in the early stages of the contracts.
         Therefore, the amount of performance that will be required in our contracts cannot be reliably estimated and we recognize revenue up to the amount of costs incurred."
25. You disclose that management has determined that its services business can be segregated into four lines of business. Please tell us your consideration of providing disclosure of disaggregated revenue. We refer you to ASC 606-10-50-5.
Note 4 - Refundable Deposit for Acquisition, page F-52

26. We note your response to prior comment 32. Please tell us how you assessed the collectability of the refundable deposit. Explain your consideration of including financial statements of SLG for the required periods pursuant to Rule 8-04 of Regulation S-X and pro forma financial information pursuant to Article 11 of Regulation S-X. Provide us with your significance test calculations in accordance with Rule 1-02(w) of Regulation S-
         X.
Note 5. Fixed Assets, page F-53

27. We note your response to prior comment 34. Please reconcile your disclosures on page 53 that indicate you paid $2,400,000 with your disclosures on page 133 that indicate the consideration for the acquired technology assets was 1,802,444 restricted shares of your Common Stock to Sabres that you valued at approximately
$1,824,000.
        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler at 202-551-6388 or Jeff Kauten at 202-551-3447
with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      J.P. Galda